UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)
OF THE INVESTMENT COMPANY OF 1940 (“ACT”)
AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Archstone Alternative Solutions Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-23042

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 100 Park Avenue, Suite 1635, New York, New York 10017

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Rinarisa Coronel DeFronze, 100 Park Avenue, Suite 1635, New York, New York 10017, (212) 201-0500

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Rinarisa Coronel DeFronze, 100 Park Avenue, Suite 1635, New York, New York 10017, (212) 201-0500

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
A.P. Management Company, LLC (the “Adviser”), 100 Park Avenue, Suite 1635, New York, New York 10017

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101

13.	If the fund is a unit investment trust ("UIT") provide: Not applicable.

(a)	Depositor's name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? Not applicable.

[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place: February 13, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place: Not applicable.

If No, explain: Pursuant to authority conferred on the board of trustees of the Fund, a Delaware statutory trust, by Article VIII, Section 2 of the Trust Agreement and Declaration of Trust, the Trustees approved the liquidation and termination of the Fund upon written notice to the shareholders of the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: Pay Dates of May 3, 2017, July 31, 2017, and September 19, 2017

(b)	Were the distributions made on the basis of net assets?

[X] Yes	[ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes	[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not applicable.

17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes	[X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Not applicable.

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes	[X] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? The Fund has 46 shareholders and, to date, has distributed substantially all of its assets.

(b)
Describe the relationship of each remaining shareholder to the fund: Each shareholder is an owner of shares of beneficial interests in the Fund. Of the remaining owners of shares of beneficial interests in the Fund, 7 are employees or affiliates of the Adviser.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes	[ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Final distributions in complete liquidation of the Fund, are scheduled to be made on or about May 31, 2018.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[X] Yes	[ ] No

If Yes,

(a)
Describe the type and amount of each asset retained by the fund as of the date this form is filed: The remaining assets consist of $272,122 in cash, $17,332 in expense waiver receivable, and $656,580 in receivables for sales and holdbacks of the underlying portfolio funds from which the Fund has redeemed its interests.

(b)
Why has the fund retained the remaining assets? The significant majority of the remaining assets of the Fund reflect holdbacks from the underlying portfolio funds from which the Fund has redeemed its interests. Due to the terms of the underlying portfolio funds governing documents, the Fund will not be receiving the holdbacks until such underlying portfolio funds complete their independent financial audit. The Fund has already received and distributed cash representing 90% or more of the interests held in these portfolio funds. The remaining receivables and cash will be held by the Fund for reserves. The Fund expects to receive and distribute such remaining assets on or about May 31, 2018.

(c)	Will the remaining assets be invested in securities?

[ ] Yes	[X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes	[ ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

The approximate total payables through the end of 2017as of the date this form is filed are as follows:

Transfer Agent Expense Payable	$11,292.18
Accounting Fee Payable	$10,144.99
Administration Expense Payable	$8,876.89
CCO Expense Payable	$2485.00
Management Fee Payable	$2,726.91
Custody Fee Payable	$4,954.62
Tax Preparation Fees Payable	$3,804.38

(b)
How does the fund intend to pay these outstanding debts or other liabilities? The vast majority of the above expenses are being paid by the Adviser pursuant to the terms of an Expense Limitation and Reimbursement Agreement entered into with the Fund.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $8,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above): $8,000

(b)	How were those expenses allocated? The expenses were allocated to the Adviser.

(c)	Who paid those expenses? The Adviser.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities: Not applicable.

VI.	Mergers Only Not applicable.

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- ______________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of
the Investment Company Act of 1940 on behalf of	Archstone Alternative Solutions Fund	, (ii) he is the
(Name of Fund)

President and Principal Executive Officer	of	Archstone Alternative Solutions Fund	, and (iii) all actions by shareholders, directors,
(Title)		(Name of Fund)

and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Archstone Alternative Solutions Fund

/s/ Joseph S. Pignatelli
Name: Joseph S. Pignatelli Title: Principal Executive Officer